SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Tasty Baking Company
(Name of Subject Company)

Compass Merger Sub, Inc.
(Offeror)
a wholly-owned subsidiary of
Flowers Foods, Inc.
(Parent of Offeror)

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
876553306
(CUSIP Number of Class of Securities)

A. Ryals McMullian, Jr., Esq.
Vice President and Associate General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757
(229) 226-9110
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Sterling A. Spainhour, Jr., Esq.
Jones Day
1420 Peachtree St., NE
Suite 800
Atlanta, GA 30309-3053
(404) 581-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$35,984,308	$4,178

(*)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying the offer price of $4.00 per share of common stock of Tasty Baking Company, par value $0.50 per share, (“Shares”) by 8,996,077 Shares, which is the sum of (i) 8,622,847 Shares outstanding (including unvested restricted shares) and (ii) 373,230 Shares authorized and reserved for issuance (including Shares subject to issuance pursuant to applicable stock options and deferred stock units).

(**)	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Compass Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking Company, a Pennsylvania corporation (“Tasty Baking”), at a purchase price of $4.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Tasty Baking Company, a Pennsylvania corporation. Tasty Baking’s principal executive offices are located at Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, Pennsylvania 19112. Tasty Baking’s telephone number at such address is (215) 221-8500.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking. As of April 15, 2011, Tasty Baking advised Parent that there were (i) 8,622,847 Shares outstanding (including unvested restricted shares) and (ii) 373,230 Shares authorized and reserved for issuance pursuant to Tasty Baking’s various outstanding stock options and deferred stock units.
     (c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     This Schedule TO is filed by Parent and Purchaser and relates to the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Tasty Baking” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Merger Agreement; Other Agreements,” “Dividends and Distributions,” “Purpose of the Offer; Plans for Tasty Baking” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Tasty Baking,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Tasty Baking” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Tasty Baking,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds,” “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(5) None.
     (c) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 21, 2011

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Form of Summary Advertisement as published in The Wall Street Journal on April 21, 2011

(a)(5)(B)	Joint Press Release issued by Flowers Foods, Inc. and Tasty Baking Company on April 11, 2011 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by Flowers Foods, Inc. with the Securities and Exchange Commission on April 11, 2011)

(a)(5)(C)	Joint Press Release issued by Flowers Foods, Inc. and Tasty Baking Company on April 21, 2011

(b)(1)	Amended and Restated Credit Agreement, dated as of June 6, 2006, among Flowers Foods, Inc., the Lenders Party thereto from time to time, Bank of America N.A., Harris N.A. and Cooperative Centrale

Exhibit No.	Description
Raiffeisen-Boerenleen Bank, B.A., “Rabsbank International,” New York Branch, as co-documentation agents, SunTrust Bank, as syndication agent, and Deutsche Bank AG, New York Branch, as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Flowers Foods, Inc. with the Securities and Exchange Commission on June 7, 2006, File No. 1-16247)

(b)(2)	First Amendment and Waiver, dated October 5, 2007, among Flowers Foods, Inc., a Georgia corporation, the lenders party to the Credit Agreement and Deutsche Bank AG New York Branch, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Flowers Foods, Inc. with the Securities and Exchange Commission on October 11, 2007, File No. 1-16247)

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2011, by and among Flowers Foods, Inc., Flowers Bakeries, LLC and Tasty Baking Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tasty Baking Company with the Securities and Exchange Commission on April 11, 2011)

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 21, 2011

COMPASS MERGER SUB, INC.
By:	/s/ Stephen R. Avera
Name:	Stephen R. Avera
Title:	President

FLOWERS FOODS, INC.
By:	/s/ Stephen R. Avera
Name:	Stephen R. Avera
Title:	Executive Vice President, Secretary and General Counsel

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 21, 2011

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Form of Summary Advertisement as published in The Wall Street Journal on April 21, 2011

(a)(5)(B)	Joint Press Release issued by Flowers Foods, Inc. and Tasty Baking Company on April 11, 2011 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by Flowers Foods, Inc. with the Securities and Exchange Commission on April 11, 2011)

(a)(5)(C)	Joint Press Release issued by Flowers Foods, Inc. and Tasty Baking Company on April 21, 2011

(b)(1)	Amended and Restated Credit Agreement, dated as of June 6, 2006, among Flowers Foods, Inc., the Lenders Party thereto from time to time, Bank of America N.A., Harris N.A. and Cooperative Centrale Raiffeisen-Boerenleen Bank, B.A., “Rabsbank International,” New York Branch, as co-documentation agents, SunTrust Bank, as syndication agent, and Deutsche Bank AG, New York Branch, as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Flowers Foods, Inc. with the Securities and Exchange Commission on June 7, 2006, File No. 1-16247)

(b)(2)	First Amendment and Waiver, dated October 5, 2007, among Flowers Foods, Inc., a Georgia corporation, the lenders party to the Credit Agreement and Deutsche Bank AG New York Branch, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Flowers Foods, Inc. with the Securities and Exchange Commission on October 11, 2007, File No. 1-16247)

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2011, by and among Flowers Foods, Inc., Flowers Bakeries, LLC and Tasty Baking Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tasty Baking Company with the Securities and Exchange Commission on April 11, 2011)

(g)	Not applicable

(h)	Not applicable